October 12, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Preliminary Proxy Statement on Schedule 14A
           May 2, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Scott Doney